Form 144

1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201

1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold
John C Pollok

2(b) Relationship to Issuer
CFO

2(c) Address Street
122 Captain Lowman Road
Chapin, SC 29036

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities ComputerShare, Inc
250 Royall Street
Canton, MA 02021

3(c) Number of share or other units to be sold
8,500

3(d)Aggregate Market Value
$765,000

3(e) Number of shares or other units outstanding
29,213,000

3(f) Approximate Date of Sale
1/30/2017

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock

Date you acquired:
1-24-2017


Nature of Acquisition Transaction
Vested Restricted Stock

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
8,500

Date of Payment:
1-24-2017


Nature of Payment:
Service


Table II  Securities sold during past 3 months:
N/A